EXHIBIT 99.1

Restore WYNN May 2018

May 2018 Restore WYNN Executive Summary I am urging shareholders to vote WITHHOLD with respect to John J. Hagenbuch because: □ Mr. Hagenbuch serves on the Special Committee investigating the allegations of sexual harassment by his close friend, Stephen A. Wynn, the Company’s former CEO and Chairman. □ He serves on the Compensation Committee , which is responsible for the Company’s heavily criticized executive compensation practices . □ I believe he, along with certain other legacy directors, has potential conflicts of interest that could cause short - sighted decision - making at the expense of long - term shareholder value. □ Voting WITHHOLD on Mr. Hagenbuch serves as a referendum on all of the longstanding legacy directors , who personify the Company’s severe governance deficiencies. 2 My focus is on enhancing the Company’s long - term value , eliminating the risk of longtime legacy directors making short - sighted decisions, restoring the Company’s reputation and transforming it from a corporate governance laggard into a corporate governance leader .

May 2018 Restore WYNN Why I am Here □ I am the largest shareholder and co - founder of Wynn Resorts , with over 9.2% of its outstanding shares . □ I am not looking for a board seat for myself (or anyone closely associated with me). □ My focus is on increasing shareholder value , reforming the Company’s corporate governance practices and restoring its reputation . □ I want to ensure that the Company has a proactive Board that acts responsibly, independently and always in keeping with the best interests of all shareholders. I am urging fellow shareholders to join me and WITHHOLD their votes with respect to one of the three directors up for election at the 2018 annual meeting: John J. Hagenbuch . 3

Restore WYNN May 2018 Golden Nugget Era Mirage Resorts Era Wynn Resorts Era Maryland Bingo Parlor Golden Nugget Atlantic City The Mirage T r ea s u r e Island Beau Rivage Bellagio Wynn LV Wynn Ma c a u E n c o r e Ma c a u Encore LV Wynn Palace 1960s 1979 1989 1994 1998 2000 2005 2006 2008 2009 2016 Golden Nugget 1976 4 My History of Creating Shareholder Value □ 50 years in the casino resort industry □ Participated in every major development project from the 1960s until 2010

May 2018 Restore WYNN Why Shareholders Should WITHHOLD on Mr . Hagenbuch □ Mr. Hagenbuch is a member of the Special Committee responsible for overseeing the investigation into allegations of sexual harassment by Mr. Wynn. ▪ No one with close personal ties to Mr. Wynn should serve on this Committee. ▪ Mr. Hagenbuch is also the Chairman of the Audit Committee , which is the Committee charged with overseeing the Company’s legal and regulatory compliance program. He should not be investigating the Company’s failures, which this Committee missed in the first instance. □ Mr. Hagenbuch is a member of the Compensation Committee . ▪ Last year’s say - on - pay vote was approved by only 58.7% of the Company’s shareholders. ▪ Negative recommendations from all three proxy advisory firms. ▪ In December 2017, the Compensation Committee awarded a $ 24 million pay package to Matt Maddox , at the time the No. 2 executive of the Company (including tax gross - ups). 5 In addition , voting “ WITHHOLD ” on Mr. Hagenbuch serves as a referendum on all of the longstanding legacy directors , who personify current and past governance deficiencies .

May 2018 Restore WYNN The Board Failed Shareholders in Addressing the Situation Involving Mr. Wynn □ On January 26, 2018, The Wall Street Journal reported allegations of sexual harassment by Mr. Wynn, and the Board formed the Special Committee to investigate the allegations. □ The Board appointed Mr. Hagenbuch as one of the three members of the Special Committee, despite the fact that he is a longtime close friend of Mr. Wynn . ▪ Both Mr. Wynn and Mr. Hagenbuch have homes in Sun Valley . ▪ They travel together and socialize often. ▪ He was personally selected by Mr. Wynn ( not by the Nominating and Corporate Governance Committee). □ On February 6, 2018, the Board announced “ with a collective heavy heart ” the resignation of “ our founder, CEO and friend Steve Wynn . ” □ On February 10, 2018 , the Special Committee terminated the independent outside counsel conducting the investigation, and two days later , the Special Committee announced it had appointed Gibson Dunn as outside counsel . ▪ The Company’s General Counsel formerly practiced as a partner at Gibson Dunn. ▪ Gibson Dunn was among the law firms representing Wynn Resorts in the litigation commenced in 2012 relating to the redemption of the Okada shares and validity of the 2010 stockholders’ agreement.  The Board has not been conducting a bona fide, independent investigation of the allegations. 6

May 2018 Restore WYNN Ramifications of the Board’s Failures Include a Damaged Brand and Reputation as well as Regulatory Scrutiny □ The Board’s failure to handle the Steve Wynn allegations has compromised the Wynn brand as the leading luxury provider in the industry. ▪ The Company is already considering abandoning the Wynn brand with regard to Boston , which will be renamed “Encore Boston Harbor.” □ The Board’s failure to protect employees has damaged the Company’s reputation as a model employer for progressive leadership, diversity, gender - equality and employee development. □ Regulators are reviewing the Board’s handling of the Steve Wynn allegations in Las Vegas, Massachusetts and Macau. ▪ Shareholders should be concerned that longstanding legacy directors with close personal ties to Mr. Wynn, such as Mr. Hagenbuch, could take short - sighted actions in reaction to these investigations – in particular with respect to Wynn Boston Harbor. ▪ Keeping them on will likely keep regulators scrutinizing and may generate future conflicts of interest based on past mistakes . 7 “ That hardly sounds like a board that sees something amiss in Mr. Wynn’s alleged conduct. Like Mr. Wynn, the board hasn’t taken any responsibility for the alleged abuse of female employees. Board members, which include only one woman, are widely viewed as lacking independence — one of the many reasons that Wynn Resorts ranks last in corporate governance among 108 companies in the gambling and casino business, according to Sustainalytics” – “The Board of Wynn Resorts Needs to Go, Too,” The Wall Street Journal, February 7, 2018

May 2018 Restore WYNN □ Wynn Boston Harbor is the Company’s most significant domestic opportunity and a key strategic asset ▪ The Company is mid - cycle with Wynn Boston Harbor’s development and construction ($ 1.4 billion spent of the projected $2.5 billion budget), which is scheduled to open next year . ▪ The Company holds the only gaming license in the Boston region . ▪ Wynn Boston Harbor will be the only luxury gaming destination in the Northeast (25 million gaming - age residents within 400 miles ). ▪ Expected to generate $300 million to $400 million EBITDA and could be worth $5 billion. (1) □ There is no good reason , in my view, to sell this highly valuable asset at this time (1) Based on the Company’s Wynn Boston Harbor EBITDA estimates set forth in the Company’s April 2016 investor presentation at the Co mpany’s current TEV/EBITDA multiple Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value 8

May 2018 Restore WYNN ▪ Wynn Boston Harbor will be unmatched by anything in the U.S. outside of Las Vegas and far more accessible ▪ Will be the largest private single - phase development project in Massachusetts Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value (Cont’d) 9 Source: Company presentation and casino operator websites

Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value *(Cont'd)*

"We expect the facility to generate a healthy share of the ~$2.3 bn regional gaming market. With a 25% gaming tax rate and what is likely to be the highest quality asset in the market, we anticipate a healthy return on invested capital." **– Deutsche Bank, April 6, 2016**

"The existing Greater Boston gaming market is ~$2.3b and WYNN expects the market to grow 20% post-open as the new property is seen benefitting from tourism (close proximity to Logan airport, Boston Garden) and driving incremental visitation from ~25m gaming-age residents that reside within 400 miles and that will be drawn to its unique gaming and non-gaming amenities and superior hotel room offerings." **– J.P. Morgan, April 7, 2016**



Estimated 2020 EBITDA
Without Boston
$2.5B
23%
77%
Las Vegas
Macau
With Boston
$2.8 - $2.9B
10-14%
20-21%
66-69%
Boston
Las Vegas
Macau

Restore WYNN

10

May 2018

May 2018 Restore WYNN 1. “ A review of the suitability of individual qualifiers , including Steve Wynn and other qualifiers* potentially involved in this matter .” * NOTE : This includes the legacy Board members . 2. “ A review of any corporate action, or lack thereof, contemporaneous with the alleged misconduct. (The questions – who knew what, when, and what if anything did he or she do about it? ) ” 3. “ Monitoring and reporting back to the Commission on the corporate response to the information that is clearly now in the public domain. ( We will be looking at how the company, from the board on down, handles the allegations ) .” 4. “ A review of how the current situation potentially impacts the financial stability of the company .” Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value (Cont’d) 11 What exactly is the Massachusetts Gaming Commission investigating? Source: Written January 31, 2018 Statement of the Director of the Investigations and Enforcement Bureau at the Massachusetts Gaming Commission “The circumstances around [the] $7.5M settlement and the decision not to disclose it to investigators remain a critical element of this review .” Source: Statement of the Director of the Investigations and Enforcement Bureau at the Massachusetts Gaming Commission, at the January 31, 2018 public hearing

May 2018 Restore WYNN After the Massachusetts Gaming Commission launched its investigation into the Board’s conduct, there has been a disconcerting shift in management’s rhetoric surrounding Wynn Boston Harbor. Before the Massachusetts Gaming Commission launched its investigation: “We’re feeling great about Boston…We love the idea that we've got that for diversification… to be in Boston, Massachusetts… w her e we're the only game in town is titillating .” – Q4 2014 Earnings Call “It's the first time we've ever had a hotel that has non - stop service from every major capitol in the world” – Q4 2015 Earnings Call “[ O]ur revenues are going to be between $800 million and $900 million, which translates to $300 million to $400 million of EBITDA .” – 2016 Investor Day After the Massachusetts Gaming Commission launched its investigation: “We remain very excited about the Boston market. However, our obligation to shareholders is always to maximize the value of our assets and to mitigate risk .” – Matt Maddox, to Boston Globe, April 12, 2018 “[ I]f there was ever any risk due to heightened rhetoric that there could be any contagion from Massachusetts … we will have to take a hard look at what is best to protect our shareholders and our value.” – Matt Maddox, Q1 2018 Earnings Call “ The Wynn brand is strong, and I understand it, and I believe in it globally… We’ve heard loud and clear from the beginning, a nd so we will… change our name to Encore Boston Harbor ” – Matt Maddox, Massachusetts Gaming Commission Hearing, April 27, 2018 Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value (Cont’d) 12

May 2018 Restore WYNN □ It appears that the regulatory risks associated with Wynn Boston Harbor include an investigation into the failures to act by individual Board members and senior executives . □ The Company has already signaled willingness to rebrand Wynn Boston Harbor in an effort to placate regulators. □ I am concerned that the Board would consider selling Wynn Boston Harbor to moot the investigation in order to “mitigate risk.” I fear that longstanding legacy directors such as Mr. Hagenbuch, who have close personal ties to Mr. Wynn, will endorse such short - sighted action. Wynn Boston Harbor – Conflict of Interest of Legacy Directors Could Destroy Shareholder Value (Cont’d) I believe that a reconstituted Board must be in place before any decisions about Wynn Boston Harbor are made or any other material actions are taken that could have an adverse impact on long - term shareholder value. In my opinion, regulators would look favorably on a Board reconstitution . 13 Why is Matt Maddox suddenly concerned about “any contagion from Massachusetts” and open to a potential sale of the entire project to “mitigate risk”? “[T] he company has refused to overhaul its board, which was widely viewed as lacking independence from Mr. Wynn. True, it has added three women, but that doesn't solve the problem of the majority male board members who may have turned a blind eye to Mr. Wynn's behavior for years . […] That matters not only because it gives little reassurance that reputational issues such as sexual harassment will be taken seriously in the future. [...] A special committee of the board that is investigating the allegations includes John Hagenbuch, a longtime close friend of Mr. Wynn. A more immediate reason for shareholders to be concerned is that the company remains at risk of having its casino licenses revoked. The Massachusetts Gaming Commission is investigating who knew about Mr. Wynn's alleged behavior and what, if anything, they did about it. That has prompted Wynn Resorts to begin talks to sell its partially built, $2.5 billion casino near Boston. […] Betting on Wynn shares so close to their pre - scandal level is a real roll of the dice .” – “Why Wynn Remains a Risky Bet”, The Wall Street Journal, April 24, 2018

May 2018 Restore WYNN □ Outsized CEO pay has been a perennial feature since Mr. Hagenbuch joined the Compensation Committee in 2013: 2.3x to 3.3x peer median (according to 2015, 2016 and 2017 ISS reports). □ 2017 say - on - pay vote garnered only 58.7% support. Both ISS and Glass Lewis expressed serious concerns with executive compensation and recommended AGAINST say - on - pay in 2017. □ Glass Lewis gave the compensation program an “F” for pay - for - performance in 2017. □ No meaningful detail on shareholder engagement on compensation in the 2018 proxy statement. □ Did not eliminate excise tax gross - ups in 2015 . Paid tax gross - ups in 2017 for accelerated bonuses. □ In December, awarded a $ 24 million pay package to Matt Maddox (including tax gross - ups), at the time the No. 2 executive, which exceeded total 2017 CEO pay for all but one of the Gaming & Resorts peers ( see next slide). □ ISS cited “ manifest failures and governance ” in opposing Hagenbuch in 2015 . Egan Jones cited “ his own history of failing to put shareholders first ” when recommending WITHHOLD against Hagenbuch in 2016.  More detail is in the Appendix Mr. Hagenbuch Failed Shareholders as a Member of the Compensation Committee 14

Mr. Hagenbuch Failed Shareholders as a Member of the Compensation Committee *(Cont'd)*

"CEO pay has increased significantly, driven by large payouts under the annual incentive program and despite long-term underperformance. Equity awards lack long-term performance conditions or vesting conditions, resulting in an overemphasis on short-term results."

– ISS Report for Wynn Resorts' 2017 Annual Meeting

"We have serious concerns with the design of the incentive plans and the Company's repeated failure to align pay with performance."

– Glass Lewis Report for Wynn Resorts' 2017 Annual Meeting

Executive	Company	2014	2015	2016	2017
Peter Carlino	Gaming & Leisure Properties	20,522,147	16,765,206	12,011,075	11,052,190
Sheldon Adelson	Las Vegas Sands	11,991,724	12,189,470	12,707,449	26,086,499
James Murren	MGM Resorts	10,183,159	13,271,940	16,609,696	14,579,720
Mark Frissora	Caesars Entertainment	N/A	12,812,830	9,510,932	23,948,193
Timothy Wilmott	Penn National Gaming	9,427,674	6,182,222	6,163,316	7,181,823
Steve Wynn	**Wynn Resorts**	**25,396,896**	**20,680,391**	**28,156,985**	**34,522,695**
Matt Maddox	**Wynn Resorts**	**N/A**	**N/A**	**N/A**	**24,816,633**

Compensation comparison for peers listed in Wynn's 2018 proxy statement

Restore WYNN 15 May 2018

May 2018 Restore WYNN Recent Board Additions Don’t Address the Fundamental Lack of Independence and Oversight □ On April 18, one day after I wrote a letter to the Board, the Board added three new directors to the Board but: ▪ These directors were selected by the Board , which includes the longstanding legacy directors. ▪ Two of the new directors are not up for a shareholder vote at the 2018 annual meeting. ▪ The annual meeting was scheduled for only 28 days after the filing of the proxy statement (as opposed to 41 to 42 days in the past three years). □ The appointments seem to have been rushed , at least with respect to Betsy Atkins: ▪ On April 18, Ms . Atkins resigned from the board of HD Supply Holdings, Inc ., where she was the lead director. ▪ However, HD Supply’s proxy statement had contemplated Betsy Atkins’ reelection , had already been filed around three weeks earlier on March 30, 2018, and had already mailed to HD Supply’s shareholders. 16

May 2018 Restore WYNN Mr. Maddox’s Statements Regarding His Appointment to the Board Raise Concerns □ There have been media reports that Mr. Maddox will be joining the Board in the summer of 2018. (1) □ This is consistent with Wynn Resorts’ statement to Bloomberg on April 24, 2018 : “ As we move forward to further strengthen the company and board, we anticipate adding additional directors this summer including insiders .” □ Nothing in the Company’s proxy statement suggests that there is any agreement or understanding with respect to Mr. Maddox’s joining the Board after the 2018 annual meeting. □ Waiting until after the annual meeting to appoint Mr. Maddox deprives shareholders of the right to vote on him until at least the 2019 annual meeting (and possibly until the 2021 annual meeting , depending on the class of directors to which he is appointed). (1) Source: Contessa Brewer, Twitter, April 26, 2018 17

May 2018 Restore WYNN There have been Material Changes Since the Nomination Window Closed Date Event January 21 Window for advance notice of shareholder proposals and nominations closes . January 26 The Wall Street Journal reports Mr. Wynn’s alleged sexual harassment ; Board establishes Special Committee to investigate allegations. February 6 Board announces Mr. Wynn’s resignation “with a collective heavy heart ”; Board appoints Matt Maddox as new CEO (with $24 million compensation package). February 12 Special Committee announces retention of Gibson Dunn as new outside counsel. March 14 A Nevada court orders that the Stockholders Agreement among Mr. Wynn, Aruze USA, Inc., and myself is invalid and unenforceable as a matter of law . As a result, Mr. Wynn and I were no longer subject to any restrictions on how to vote or dispose of any of our shares. March 21 - 22 Mr. Wynn sells all of his over 12 million shares of Company common stock. March 22 Company announces that it issued 5.3 million new shares or 4.9% of the outstanding shares to Galaxy Entertainment in a dilutive financing . April 13 Reports of a potential sale of Wynn Boston Harbor appear in the press. April 16 The Company, Mr. Wynn and I settle the longstanding litigation related to the Stockholders Agreement and related matters. Mr. Wynn agrees to pay me $25 million in the settlement. 18

May 2018 Restore WYNN The Board Rejected a Re - Opening of the Nomination Window Despite a Material Change of Circumstances □ On April 17, I wrote to the Board requesting a reopening of the advance notice window for director nominations and shareholder proposals in light of the material changes of circumstances since the window closed on January 21. ▪ Arguably similar to the Amylin case, where the Delaware Chancery Court stated that a board could be compelled to re - open the nomination window due to a “material change in circumstances.” ▪ On April 28, the dissident in the pending proxy contest against Xerox prevailed with a similar claim in the New York State Supreme Court. □ I also requested that the Board take steps to allow for a majority of the Board to be comprised of new independent qualified directors effective as of the 2018 annual meeting , either through declassification or by adding new directors. □ On April 18, Wynn Resorts filed its definitive proxy statement, effectively precluding a reopening of the advance notice window and allowing the Company to begin soliciting immediately. ▪ Contemplated the election of only three of the 11 members of the Board. □ The formal rejection of my shareholder - friendly requests followed on April 19 , in a letter from the Chairman of the Board, D. Boone Wayson. 19

May 2018 Restore WYNN The Board is Abusing the Corporate Machinery to Gain an Unfair Advantage in the Proxy Contest 20 □ The Board chose an annual meeting date that is only 28 days after the filing of the proxy statement, creating a solicitation period radically shorter than in the past three years (when the solicitation period was 41 to 42 days ). ▪ There was no need to hold the annual meeting anytime soon (under Nevada law , the annual meeting could have been held as late as October 21, 2018 ). ▪ It appears to me the meeting date was chosen with a view to not re - open the advance notice windows for director nominations and shareholder proposals – which would have been re - opened after May 21 (under Rule 14a - 8) and June 30 (under the bylaws). □ Wynn Resorts filed its definitive proxy statement without first filing a preliminary proxy statement with the SEC, thereby allowing the Board to start soliciting proxies right away. ▪ According to the SEC, Rule 14a - 6 requires the filing of a preliminary proxy statement “ when the registrant knows, or reasonably should know, of a solicitation in opposition. ” ▪ The day before the Company filed its definitive proxy statement, I had disclosed in an SEC filing that I intended to nominate a slate of directors and solicit proxies . □ On May 1, I was compelled to file a lawsuit because Wynn has refused to provide me with the list of Wynn’s beneficial shareholders (also known as “ NOBO list ” for the “non - objecting beneficial owners”). ▪ It is standard practice for companies to share this list with a dissident in a proxy contest. ▪ Case law is clear that a Nevada corporation is required to share the NOBO list ( see next slide) .

May 2018 Restore WYNN □ Wynn’s improper refusal to share the NOBO list has created an uneven playing field and has given the Company an unfair advantage in this proxy contest . ▪ As a large percentage of Wynn’s shares are held by nominal holders such a brokers, the NOBO list is necessary to identify the beneficial owners ▪ Without knowing who the voters are, I cannot run an effective election campaign. □ Both Federal and Nevada State courts made it clear that a Nevada corporation is required to share the NOBO list with a dissident in a proxy contest. ▪ Wynnefield Capital vs. Omega Protein Corporation (Nev. Dist. Ct. 2016) – see proxy advisory commentary on the right ▪ Michael D. Tofias and Bradley P. Rexroad vs. Surge Components, Inc. (Nev. Dist. Ct. 2016) ▪ Cenergy Corp. v. Bryson Oil & Gas PLC (D. Nev. 1987) □ Wynn forced me to file a lawsuit to compel the Company to share the NOBO list with me. However, even if I prevail in court, the Company has already obtained an unfair campaign advantage . “[T]he directors' posture preventing the release of the shareholder list to the dissident is concerning… [T]his legal point does not address the more fundamental question of how directors are acting in the best interest of all shareholders by denying the dissident the same ability to make its case that management enjoys… [T]he court has compelled Omega to produce its nonobjecting beneficial owners (NOBO) list to the dissident” – ISS Report on Omega Protein Corporation vs. Wynnefield Capital Proxy Contest, June 15, 2016 “[F]ollowing litigation by the Dissident, a Nevada state judge ordered Omega to provide Wynnefield with a list of the Company's non - objecting beneficial owners, commonly truncated as the "NOBO List ". The board's election to withhold such information prior thereto effectively represents, in our view, a direct effort by the board to further hamstring the Dissident campaign by obstructing Wynnefield's ability to mail critical meeting materials to the remainder of Omega's investors. This tactic – which arguably deprives investors of the ability to make a fully informed choice in relation to critical agenda items – is not an approach we consider particularly reflective of a confident board room committed to transparency and shareholder engagement.” – Glass Lewis Report on Omega Protein Corporation vs. Wynnefield Capital Proxy Contest, June 16, 2016 I Was Compelled to Sue for the NOBO Shareholder List 21

May 2018 Restore WYNN The Board’s Recent Conduct is Emblematic of its Overall Poor Corporate Governance Practices □ The Company has a classified board. □ Shareholders have n o right to call special meetings or act by written consent. □ Bylaw amendments by shareholders require a supermajority vote. □ The Company has a plurality vote standard for director elections with a policy permitting the Board full discretion as to whether to accept the resignation of any director who does not receive over 50% of the votes cast in an uncontested election ( without any time window for the Board to make a decision). □ The Company has an exclusive forum provision with Nevada as jurisdiction. As recently as April 17, 2018, the Company had an ISS Governance Quality Score of 10 , on a scale of 1 to 10 (with 10 indicating the highest governance risk ). 22

May 2018 Restore WYNN It is Time to Restore Good Corporate Governance and Build Long - Term Shareholder Value at Wynn □ There are multiple, independent reasons to vote WITHHOLD with respect to Mr. Hagenbuch. □ My focus is on enhancing the Company’s long - term value , eliminating the risk of longtime legacy directors making short - sighted decisions, restoring the Company’s reputation and transforming it from a corporate governance laggard into a corporate governance leader. □ If you agree with me and think that Mr. Hagenbuch’s continued service on the Board is inconsistent with these goals , vote WITHHOLD with respect to Mr. Hagenbuch. □ Voting “ WITHHOLD ” on Mr. Hagenbuch serves as a referendum on all of the longstanding legacy directors , who personify current and past governance deficiencies . Join me in voting WITHHOLD with respect to John Hagenbuch 23

APPENDIX

Wynn Resorts' Board Composition Speaks for Itself

Name	Age	Tenure (Years)	No Conflict Due to Relationship with Former CEO	Relevant Gaming Experience?	Consumer Marketing Experience?	Hospitality Experience?	Large Capital Projects Development Experience?	Internal Investigations Experience?	Public Company Leadership Experience?	Public Company Comp. Committee Experience?
Robert Jos Miller	73	16	✗	✓	✗	✗	✗	✗	✗	✓
Daniel Boone Wayson	65	15	✗	✓	✓	✓	✗	✗	✗	✗
John J. Hagenbuch	66	6	✗	✗	✗	✗	✗	✗	✗	✗
Sandy Randt, Jr.	72	3	✓	✗	✗	✗	✗	✗	✗	✓
Patricia Mulroy	65	3	✓	✓	✗	✗	✗	✗	✗	✗
Jay L. Johnson	71	2	✗	✗	✗	✗	✓	✗	✓	✓
Betsy S. Atkins	64	<1	✓	✗	✓	✗	✗	✗	✓	✓
Dee Dee Myers	56	<1	✓	✗	✗	✗	✗	✗	✗	✗
Wendy Markus Webb	60	<1	✓	✗	✓	✓	✗	✗	✗	✗

Source: Company website and Capital IQ.

Restore WYNN
25
May 2018

Long-Term Total Shareholder Return Has Been Disappointing



5-Years
73.1%
99.7%
108.4%
Wynn
Peer Median*
S&P 500
3-Years
21.0%
45.3%
38.3%
Wynn
Peer Median*
S&P 500
1-Year
98.1%
37.1%
21.8%
Wynn
Peer Median*
S&P 500

* Peers include companies used by Wynn in its executive compensation analysis as disclosed on page 32 of the Company's 2018 proxy statement. These companies are: Las Vegas Sands Corp., MGM Resorts International, Caesars Entertainment Corporation, Penn National Gaming, Inc., Gaming and Leisure Properties, Inc., Royal Caribbean Cruises Ltd., Wyndham Worldwide Corporation, Marriott International, Inc., Hyatt Hotels Corporation, Hilton Worldwide Holdings Inc., Norwegian Cruise Line Holdings Ltd., Ralph Lauren Corporation, Tapestry, Inc., Tiffany & Co. and Estee Lauder Companies Inc.

Restore WYNN
26
May 2018

May 2018 Restore WYNN Three Years Ended December 31, 2017 Source: Company filings, Capital IQ and Factset as of April 27, 2018. Five Years Ended December 31, 2017 Executive Comp to Top 5 ($M) Total Shareholder Returns Executive Comp to Top 5 ($M) Total Shareholder Returns Executive Compensation is at Odds with Performance 27

May 2018 Restore WYNN Shareholder opposition to compensation practices has increased under Hagenbuch’s watch □ ISS recommended WITHHOLD votes on Compensation Committee members in 2015 and 2016 and AGAINST the say - on - pay proposal in 2017. □ In 2017, the Company’s say - on - pay proposal received only 58.7% support . Little disclosure on compensation □ The Board disclosed that it changed the compensation program to subject a portion of long - term incentives to “ pre - established” property - level revenue and Adjusted Property EBITDA performance goals over each of the next three years . It is unclear whether these goals were pre - established in 2018 or will be established each year, and there is no way for shareholders to tell how rigorous they are . □ The Company disclosed in its 2018 proxy statement that it engaged in compensation - related outreach with its shareholders but provided no disclosure concerning the extent of outreach ( and Elaine Wynn, the largest shareholder, was never contacted). Recent changes seem like window dressing □ While Wynn has taken credit for recently eliminating excise tax gross - ups in executives’ employment agreements, the Company paid federal tax gross - ups when it accelerated 2017 bonus payments . □ Excise tax gross - ups have long been viewed as problematic by investors, and most boards eliminated them years ago. The Compensation Committee had an opportunity to eliminate them in 2015 when they amended Steve Wynn’s employment agreement , but failed to do so. Numerous Other Issues with Executive Compensation 28

Important Additional Information

Elaine P. Wynn is a participant in the solicitation of proxies from the shareholders of Wynn Resorts, Limited (the "***Company***") in connection with the Company's 2018 annual meeting of shareholders (the "***Annual Meeting***"). On April 27, 2018, Ms. Wynn filed a definitive proxy statement (the "***Definitive Proxy Statement***") and form of **BLUE** proxy card with the U.S. Securities and Exchange Commission (the "***SEC***") in connection with such solicitation of proxies from the Company's shareholders. A description of Ms. Wynn's direct or indirect interests, by security holdings or otherwise, is contained in the Definitive Proxy Statement. MS. WYNN STRONGLY ENCOURAGES THE COMPANY'S SHAREHOLDERS TO READ THE DEFINITIVE PROXY STATEMENT, ACCOMPANYING **BLUE** PROXY CARD AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Definitive Proxy Statement was first sent to the shareholders of the Company on or about April 30, 2018 and is accompanied by a **BLUE** proxy card. Shareholders may obtain the Definitive Proxy Statement and any other relevant documents at no charge from the SEC's website at www.sec.gov or by contacting Ms. Wynn's proxy solicitor MacKenzie Partners, Inc. at wynn@mackenziepartners.com or by calling toll-free (800) 322-2885 or collect (212) 929-5500.

*If you have any questions, require assistance in voting your **BLUE** proxy card,*
or need additional copies of Ms. Wynn's proxy materials,
please contact MacKenzie Partners, Inc. at the phone numbers listed below.

MACKENZIE PARTNERS, INC.

1407 Broadway, 27th Floor
New York, New York 10018
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885
Email: wynn@mackenziepartners.com

Restore WYNN 29 May 2018

Join me in voting WITHHOLD with respect to John Hagenbuch Restore WYNN